M A Y E R B R O W N R O W E & M A W
November 1, 2004 BY EDGAR Securities and Exchange Commission 450 Fifth Street, N.W. Washington, D.C. 20549		Mayer, Brown, Rowe & Maw LLP 190 South La Salle Street Chicago, Illinois 60603-3441 Main Tel (312) 782-0600 Main Fax (312) 701-7711 www.mayerbrownrowe.com
Re:	iPCS, Inc. Amendment No. 2 to Form S-1 Filed October 5, 2004 File No. 333-117944	Robert J. Wild Direct Tel (312) 701-8561 Direct Fax (312) 706-8372 rwild@mayerbrownrowe.com
Amendment No. 1 to Form S-4 Filed September 9, 2004 File No. 333-117942

Dear Ladies and Gentlemen:

        On behalf of our client iPCS, Inc., transmitted herewith through the EDGAR electronic filing system pursuant to the Securities Act of 1933, as amended, is: (1) Amendment No. 3 to the Registration Statement on Form S-1 under the Securities Act initially filed with the Securities and Exchange Commission (the "Commission") on August 5, 2004, and as most recently amended by Amendment No. 2 to the Registration Statement on Form S-1 under the Securities Act filed with the Commission on October 5, 2004; and (2) Amendment No. 2 to the Registration Statement on Form S-4 under the Securities Act initially filed with the Commission on August 5, 2004, and as most recently amended by Amendment No. 1 to the Registration Statement on Form S-4 under the Securities Act filed with the Commission on September 9, 2004. Amendment No. 2 to the Registration Statement on Form S-4 has been revised in response to the comments on Form S-4 as applicable.

        Set forth below are iPCS' responses to the Staff's comment letters dated October 15, 2004 and October 26, 2004 relating to Amendment No. 2 to the Registration Statement on Form S-1. Each Staff comment is set forth in bold italics and followed immediately by iPCS' response. Page number references relate to the page on which the revised disclosure appears in Amendment No. 3 to the Registration Statement on Form S-1. Capitalized terms used and not defined herein have the respective meanings assigned to them in Amendment No. 3 to the Registration Statement on Form S-1.

Form S-1/A filed October 5, 2004

I.    Staff Comment Letter dated October 15, 2004:

General

1.
We are still considering your response to prior comment number 1.

  See response below to your letter dated October 26, 2004.

2.
We note your statements, on pages 1, 32 and 68, of the total population of your licensed territory "[b]ased on the 2000 population counts compiled by the U.S. Census Bureau, adjusted by population growth rates provided to us by Sprint." Accordingly, we reissue our prior comment number 5. Please tell us whether the Sprint information is publicly available, and, if it was prepared especially for you, please file a consent.

  We revised the disclosure to clarify that the population counts are based on 2000 U.S. Census Bureau information as adjusted by estimated population growth rates compiled by a third party provider of demographic forecasting databases from which Sprint has licensed a population database. The name of Sprint's provider is Applied Geographic Solutions. Sprint compiles the information that it purchases from Applied Geographic Solutions and provides total licensed population information to iPCS from which iPCS measures its covered population in the licensed territory using a third party prepared demographic mapping software which it purchases. Although the 2000 census data is publicly available, the third party database software must be licensed. Because of the limitations of Sprint's license with Applied Geographic Solutions, iPCS does not have access to the raw data from that database. Accordingly, this data is prepared by Sprint for its use in monitoring iPCS' compliance with the management agreement. See pages 1, 31, 65 and 67.

Prospectus Summary, page 1

3.
We reissue our prior comment number 11. Please explain technical and industry terms, such as 1xRTT, TDMA, GSM, iDEN, particularly the first time that you use them. As a further example, you use the acronym "ARPU" on page 7 but do not explain what it represents until page 33. Also, under "We may experience a high rate of subscriber turnover..." on page 18, you describe FCC regulations relating to "WLNP" but do no indicate what is meant by the acronym until page 77.

  We revised the disclosures throughout the document in response to your comments. See pages 13, 19 and 21.

4.
We reissue our prior comment number 15. Please eliminate the terms "national" or "nationwide" on page 3 in your prospectus summary, on page 17 in your risk factors, and in disclosure about Sprint's network on pages 34, 68 and 80, or revise your disclosure in those places to clarify the actual limited scope of Sprint PCS service.

  We revised our disclosure throughout the document in response to your comments. We eliminated the terms "national" and "nationwide" from the disclosure. Please see pages 3, 17, 33, 65, 66, 68, 74, and 77.

Summary Historical Financial Information, page 6

5.
Please refer to prior comment 17. Since you present CCPU and CPGA as a measure of operating performance, it is generally not appropriate to exclude depreciation and amortization and non-cash compensation expense since these charges are recurring. Therefore, we continue to believe that you should revise to delete this measure. Question 8 of our Frequently Asked Questions document on non-GAAP measures which is available on our website at http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm requires to demonstrate the usefulness of any measure that excludes recurring items. If you continue to believe that your presentation of CCPU is appropriate, please provide a detailed response supporting your conclusions. Your discussion should, at a minimum, disclose the following:

  •
  the manner in which management uses the non-GAAP measure to conduct or evaluate the business;

  •
  the economic substance behind management's decision to use such a measure;

  •
  the material limitations associated with the use of the non-GAAP measure as compared to the use of the most directly comparable GAAP measure, net income (loss);

  •
  the manner in which management compensates for these limitations when using the non-GAAP financial measure; and

  •
  the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

  Additionally, your disclosure should specifically address why it is relevant to exclude depreciation and amortization from your measure when these represent costs to operate the network and required cash expenditures initially to acquire the assets. Revise your presentation as appropriate.

  We revised our disclosure on CCPU throughout the document in response to your comments. We eliminated the discussion of CCPU from pages 7, 8, 32, 33, 38, 42, 45, 54, 57, 60, 61 and 63.

The Reorganization, page 23

6.
We note your revised disclosure indicating that you appointed four new directors to your board, all of whom had been designated by the unsecured creditors committee. Please identify these directors.

  We revised our disclosure by identifying the names of the four new directors. See pages 24 and F-62.

Capitalization, page 28

7.
Please refer to prior comment 31. We note your reference on page F-77, paragraph one, to the use of financial consultants to determine the relative fair values of your assets and liabilities. While you are not required to make references to these experts, when you do you should also disclose the name of the expert and include the consents of the expert(s) if the references are made or incorporated by reference in a 1933 Act filing. Your disclosures should explain the method and assumptions used to determine the valuation. Please revise to comply and supplementally tell us the name of the expert.

  We revised this disclosure to delete the reference to a financial consultant and included a discussion of the method and the assumptions used in the valuation. See page F-77.

  The financial consultant was Huron Consulting Group.

Management's Discussion and Analysis, page 32
Consolidated Results of Operations, page 39

8.
You stated that you increased your subscriber additions in 2004. Please reconcile to us your statement that your 2004 cost per gross addition increase was caused by "lower gross additions over which to spread the fixed costs and higher advertising expenses."

  We revised our disclosure in response to your comment to clarify that while net subscriber additions were up during the nine months ended June 30, 2004 attributable to a reduction of service cancellations or subscriber deactivations, that gross subscriber additions over which fixed expenses and advertising expenses are spread were down as compared to the nine months ended September 30, 2003. See pages 38 and 39.

Unaudited Pro Forma Condensed Consolidated Financial Information, page 58

9.
Please refer to prior comment number 35. Supplementally demonstrate to us on a quantified basis why you believe that the impact of the early adoption of fresh start accounting as of July 1, 2004 did not have a material impact on your financial statements.

  iPCS' preliminary total revenues and net loss for the quarter ended September 30, 2004 are $55.4 million and $6.1 million, respectively. Of these amounts, iPCS estimates that the total revenues and net loss for the 8 days of July through July 9, 2004, the date of the confirmation of the plan of reorganization, are approximately $5.0 million and $230,000, respectively for the quarter. These estimates are derived principally from the allocation of service revenue based on subscriber bill cycle dates during the period, equipment revenue and cost of equipment based on subscriber activations on specific dates during the period, expenses based either on specific dates during the period or otherwise based on the number of days during the period. Based on these estimates, iPCS does not believe that the adoption of fresh start accounting as of July 1, 2004 had a material impact on its financial statements.

10.
Please refer to prior comment number 37. As previously requested, please revise to delete the pro forma non-GAAP measures from your pro forma financial statements presented in accordance with Article 11 of Regulation S-X.

  We revised our disclosure in response to your comment. See pages 57, 60, 61, and 63.

Plan of Distribution, page 115

11.
We note your response that some of the selling security holders are affiliates of a broker-dealer. In addition to the Item 507 and Item 508 of Regulation S-K information that you have included, your prospectus also should state:

  •
  That the seller received the shares according to the confirmed plan of reorganization in satisfaction of claims in your chapter 11 case or purchased in the ordinary course of business; and

  •
  At the time of the purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

  We revised our disclosure in response to your comment. See page 112.

Change in Independent Registered Public Accounting Firm, page 117

12.
Please refer to prior comment number 50. Revise your disclosure on page 118 to state the date of the engagement of Deloitte & Touche in December of 2003, as required by Item 304(a)(1)(i) of Regulation S-K.

  We revised our disclosure in response to your comment. See page 115.

II.    Staff Comment Letter dated October 26, 2004:

Business, page 68

General

  We note your response to our prior comment number one. So that investors may understand the general development of your business during the past five years, please revise your business section to explain why you did not file your 2002 fiscal year Form 10-K and subsequent periodic reports. Please advise us of, and include in your explanation in the business section, your view of your obligation to file the periodic reports in light of the warrants and underlying common stock you registered under registration statement 333-47682 and the notes you registered under registration statement 333-47688. See Item 101(a) of Regulation S-K.

  We revised our disclosure in response to your comment. See page 88.

  As stated in the disclosure, the explanation for iPCS' failure to file the Form 10-K for the fiscal year ended September 30, 2002 was that it had already filed for bankruptcy court protection at the point that it was advised that the SEC would not grant no action relief for the filing and was devoting its resources to its reorganization.

  iPCS' explanation for not filing reports under Section 15(d) of the Securities Exchange Act of 1934, as amended, subsequent to October 1, 2002 is the following provision of Section 15(d):

    The duty to file under this subsection shall also be automatically suspended as to any fiscal year, other than the fiscal year within which such registration statement became effective, if, at the beginning of such fiscal year, the securities of each class to which the registration statement relates are held of record by less than three hundred persons.

  On October 1, 2002, the class of notes which were being registered for resale under registration statement 333-47688, the transfer restricted notes, were held by two related noteholders who were affiliates of iPCS. Moreover, to the extent relevant, the number of holders of record of the registered class of notes as of that date was also well below 300 holders of record.

  With respect to the warrants and underlying shares of iPCS common stock that were registered for resale under registration statement 333-47682, as indicated in the disclosure, the warrants became exercisable for shares of AirGate's common stock by the terms of the merger agreement as of November 30, 2001, the closing date of the merger whereby iPCS became a wholly owned subsidiary of AirGate. Accordingly, the warrant registration statement 333-47682 did not impose Section 15(d) reporting obligations upon iPCS for any period following the merger closing date. Moreover, pursuant to the terms of the merger agreement, AirGate filed a registration statement on Form S-3 (333-73270) to register for resale the warrants and the underlying shares of AirGate common stock issuable upon exercise of the warrants following the merger.

III.  Oral Comment Regarding Updating of Status of AT&T Claim, page 51:

  We revised our disclosure to reflect recent developments with respect to the AT&T claim. See page 51.

IV.    Exchange Offer Supplemental Letter of Representations

  In response to prior comment number 62, a supplemental letter of representations with respect to the exchange offer accompanies Amendment No. 2 to Form S-4.

        We believe that the foregoing responses adequately address the concerns of the Staff reflected in the comment letter. Please direct any questions or comments regarding this filing to the undersigned at (312) 701-8561 or to Paul Theiss at (312) 701-7359.

Very truly yours,

/s/ ROBERT J. WILD

Robert J. Wild

cc:
Nicole Holden, Staff Accountant
Ivette Leon, Senior Staff Accountant
Cheryl Grant, Staff Attorney
Jennifer Hardy, Senior Staff Attorney
Timothy M.Yager, iPCS, Inc.